Exhibit 99.1
The results of Annual General Meeting of Shareholders for the FY2022

On March 23 2023, Shinhan Financial Group held the Annual General Meeting of Shareholders (hereafter “AGM”) for the FY2022, and all four agendas listed below were approved as originally proposed.

Agenda:

1)
Approval of Financial Statements for fiscal year 2022
(January 1, 2022 - December 31, 2022)

2)
Approval of Amendment to the Articles of Incorporation

3)
Election of Directors (1 Executive Director, 1 Non-Executive Director, 7 Independent Directors)

3-1) Executive Director Candidate : Mr. Jin Ok-dong
3-2) Non-Executive Director Candidate: Mr. Jung Sang Hyuk
3-3) Independent Director Candidate: Mr. Kwak Su Keun
3-4) Independent Director Candidate: Mr. Bae Hoon
3-5) Independent Director Candidate: Ms. Sung Jaeho
3-6) Independent Director Candidate: Mr. Lee Yong Guk
3-7) Independent Director Candidate: Mr. Lee Yoon-jae
3-8) Independent Director Candidate: Mr. Jin Hyun-duk

3-9) Independent Director Candidate: Mr. Choi Jae Boong

4)
Election of Audit Committee Member who will serve as Audit Committee Member (1 member)

4-1) Audit Committee Member Candidate: Ms. Yoon Jaewon

5)
Election of Audit Committee Members (2 members)

5-1) Audit Committee Member Candidate: Mr. Kwak Su Keun

5-2) Audit Committee Member Candidate: Mr. Bae Hoon

6)
Approval of the Director Remuneration Limit

The AGM of Shinhan Financial Group also approved cash dividend payment for the fiscal year of 2022 as follows:

- Dividend amount for common stocks: KRW 440,093,417,205 (KRW 865 per share)
- Dividend amount for convertible preferred stocks: KRW 15,121,930,000 (KRW 865 per share)

The annual dividend per share including quarterly dividends is KRW 2,065 per share and the total annual dividend is KRW 1,092.8 billion, the annual dividend yield is 5.5%.

For the details of the originally proposed agenda, please refer to our Convocation Notice of the 22nd Annual General Meeting of Shareholders, which was reported as a current report on Form 6-K on February 28, 2023.